Exhibit 99.1

Kaspi.kz 4Q and FY 2024 Financial Results

Almaty, Kazakhstan, 24 February 2025 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”) (Nasdaq:KSPI) which operates the Kaspi.kz and Kaspi Pay Super Apps, today published its consolidated IFRS financial results for the quarter and fiscal year ended 31 December 2024 (“4Q 2024” and “FY 2024,”respectively).

4Q 2024 & FY 2024 Highlights

•
FY 2024 net income up 25% year-over-year (“YoY) – in line with guidance initially provided at the start of 2024. Revenue up 32% YoY.
•
In 4Q 2024 revenue and net income both increased 28% YoY. As we expected, Marketplace GMV growth accelerated in the final quarter of the year. Fintech net income growth accelerated materially from 3Q to 4Q 2024 as the interest rate cut in the first half of 2024 translated into more moderate growth in our funding costs.
•
Our Payments and Marketplace Platforms continued to grow their bottom line at a significantly faster rate than Fintech, accounting for 69% of FY 2024 consolidated net income, up from 66% in FY 2023.
•
Marketplace is our fastest growing platform with GMV up 39% and 44% in 4Q and FY 2024, respectively:
o
Marketplace purchases were up 48% and 42% YoY in 4Q and FY 2024, respectively.
o
Revenue and net income up 43% and 32% YoY in 4Q 2024, respectively, and for FY 2024 up 64% and 41% YoY respectively.
•
Within Marketplace, e-Commerce is the fastest engine of growth:
o
e-Commerce GMV was up 67% and 85% YoY in 4Q and FY 2024, respectively.
o
e-Commerce Take Rate was up 10 bps and 30 bps to 11.6% and 11.3% YoY in 4Q and FY 2024, respectively.
o
Kaspi Delivery orders delivered were up 128% YoY to 99 million in FY 2024. Kaspi Postomats accounted for >50% of e-Commerce deliveries.
o
Digital Gift Cards launched in 4Q 2024 and are an innovative way to boost Super App engagement and drive Marketplace transactions higher.
•
e-Grocery top-line keeps growing fast:
o
GMV up 97% YoY in FY 2024 with 858K active consumers.
•
Following the acquisition of Kolesa in 2023, we made scaling our e-Cars marketplace an important priority in 2024:
o
e-Cars GMV momentum was strong throughout the year and in 4Q 2024 increased 62% compared to 1Q 2024 to KZT239 billion.
•
Kaspi Travel is still growing rapidly:
o
GMV up 30% and 34% YoY in 4Q 2024 and FY 2024 respectively.
o
We launched Kaspi Tours, a vacation package holidays marketplace approximately 18 months ago and expect international package holidays to increasingly contribute to Kaspi Travel’s GMV growth. In FY 2024 Tours GMV reached 9% of Travel’s GMV.

•
In Payments, strong top-line continues to reflect in bottom-line results:
o
Payment’s transactions were up 33% and 40% YoY in 4Q and FY 2024, respectively.
o
B2B Payments remains the fastest-growing component of TPV.
o
Kaspi POS Register, launched in 2023, is now used by 35% of Kaspi Pay merchants. Enhances Kaspi Pay’s offering, as merchants can create a product catalogue, accept payments and issue tax invoices.
o
Payment’s revenue and net income were up 19% and 22% YoY in 4Q 2024, respectively, and for FY 2024 were up 23% and 24% YoY, respectively. Once again, tight cost control led to full-year Payments Platform profit growth ahead of revenue growth.
•
Fintech Platform TFV growth was up 21% and 30% YoY in 4Q 2024 and FY 2024, respectively:
o
Merchant & Micro Business Finance is our fastest growing lending product and at 17% of TFV in FY 2024 is increasingly meaningful in size. Car financing integrated with Kolesa.kz is also growing fast.
o
Dedicated Business Deposit for merchants launched in 3Q 2024.
o
Buy-Inventory-Now-Pay-Later (BINPL) for merchants launched in 4Q 2024. We pay the supplier immediately and the merchant pay us within 30 days.
o
Business Deposit & BINPL are two new additional reasons for merchants to transact and keep more of their funds with us.
o
Lower growth in funding costs and stable Cost of Risk contributed to accelerating Fintech net income growth in 4Q 2024. Fintech’s revenue and net income were up 26% and 28% YoY in 4Q 2024, respectively, and for FY 2024 were up 25% and 12% YoY, respectively.
o
Higher interest rates at the end of 2024 are likely to result in Fintech funding costs now moderating more gradually, than we had expected at the time of our 3Q 2024 results.
•
Transaction to acquire 65.41% of Hepsiburada closed in January 2025. Initial $600 million cash payment was made with a further $526.9 million to be made no later than 6 months post-closing. The outstanding payment will be funded from operating cash flow generated by Kaspi.kz in 1H 2025. Hepsiburada & Türkiye significantly expands our addressable market and medium-term growth potential.
•
We expect Kaspi.kz to deliver another strong year of profitable growth and expect consolidated net income growth around 20% YoY for 2025. This guidance excludes any impact from our business in Türkiye.

To the shareholders of Kaspi.kz:

I’m pleased to report another set of operating and financial results that reflect our team’s excellent execution. In the final quarter of 2024, all our platforms had a strong end to the year. Kaspi.kz’s full-year bottom-line growth of 25% year-over-year is in line with our guidance. Once again, the strength and predictability of our Super App business model has shown itself and we start 2025 on the front foot.

I will discuss our performance and outlook shortly, but it is worth taking a moment to reflect on two important milestones delivered in 2024, that better position Kaspi.kz for the next leg of its growth journey.

First, our listing on Nasdaq. This allowed us to showcase our unique Super App business model to a larger pool of investors than ever before. It’s true that life as a listed company in the US hasn’t been completely plain sailing, but just one year later the breadth and depth of our shareholder base has increased significantly. With improved liquidity and as our team keeps executing, we believe the pool of investors with whom we can engage should keep expanding.

Second, our investment in Hepsiburada. Those of you that have followed us over the years will know that we have long sought an opportunity to scale our Super App expertise across a larger geographical footprint. Although the near-term consumer environment is challenging as its economy getting back on track, we believe Türkiye offers no shortage of opportunities to develop digital products for consumers and merchants. Hepsiburada is a strong consumer facing platform and gives us a head start that is extremely hard to come by. This year is all about putting in place rock solid foundations for our long-term strategy in Türkiye, with the aim of ensuring our enlarged business can deliver for many more years to come. Please keep in mind we’re still only 3 weeks in the door. We will share more details with you as the year progresses.

Turning back to Kazakhstan and our results in 2024, our top priority is always to grow transactions between consumers and merchants. You can see that we’re delivering, with monthly transactions per active consumer hitting a record high 73, Payment’s transactions up 40% year-over-year and Marketplace purchases up 42%. Its strong transaction activity that resulted in rapid financial growth across our business.

We continue to make good progress across our entire product range, but Marketplace and specifically e-Commerce remains our most important growth engine with purchases growing 123% year-over-year. The efforts we have made over several years in merchant expansion, the rollout of Kaspi Postomats and e-Grocery, have always yielded strong results, but our scale is now on another level. We believe that the e-Commerce market in Kazakhstan offers years of strong, structural growth to come. Kaspi e-Commerce is the market leader, and we believe e-Commerce has the potential to be the single biggest opportunity for us over the next couple of years.

In 2024, product innovation continued at pace, with a strong focus on the merchant side of our business. Kaspi POS Register is now used by 35% of our merchants, enhancing the value of Kaspi Pay. We also launched Brand Advertising, a dedicated Business Deposit and Buy-Inventory-Now-Pay-Later service. All these products give merchants more reasons to be with us. We will keep working hard to ensure we remain front and centre of our merchant’s needs and continue delivering added value beyond payments.

The first quarter of the year is on track and we’re excited about the year ahead in both Kazakhstan and Türkiye. With our expectation of net income growth of around 20%

year-over-year, 2025 has the potential to be another strong year for Kaspi.kz. This guidance excludes any impact from our business in Türkiye.

As always, I would like to thank every Kaspi.kz employee for their incredible execution and dedication to our consumers, merchants and partners. To our long-term shareholders, thank you for your ongoing trust and support.

Mikheil Lomtadze

Kaspi.kz CEO and co-founder

We had a strong 4Q 2024

Revenue & Net Income +28% YoY with good results from all platforms

Payments	Marketplace	Fintech	Consolidated
+30% YoY TPV	+39% YoY GMV	+21% YoY TFV	73 Monthly Transactions per Active Consumer
+19% YoY Revenue	+43% YoY Revenue	+26% YoY Revenue	+28% YoY Revenue
+22% YoY Net Income	+32% YoY Net Income	+28% YoY Net Income	+28% YoY Net Income

Source Company data

Kaspi.kz

Payments & Marketplace accounted for 69% of Net Income

Kaspi.kz's earnings profile well diversified across our platforms

37%
34%
FY'23
29%
66%
36%
31%
FY'24
33%
69%
Payments
Marketplace
Fintech

Source Company data

Kaspi.kz

Kaspi.kz FY 2024 Engagement & User Penetration Record 73 transactions per active consumer per month

With 73 average number of monthly transactions per active consumer, Super App engagement continued to hit all-time highs. We expect that increased adoption of our existing products by consumers and merchants, along with a continually expanding range of new products will lead to fast and sustained financial growth across all our platforms.

Consumer services penetration

Even our most penetrated consumer services continue to deliver strong growth

% 2024YoY
TPV +31%
Revenue +23%
GMV +44%
Revenue +64%
TFV +30%
Revenue +25%
% of 14.7M Average MAU
94%
Kaspi QR and Card Transactions
85%
Household Bill Payments
37%
P2P (monetized)
43%
e-Commerce
33%
m-Commerce
19%
Kaspi travel
18%
Classifieds
6%
e-Grocery
40%
BNPL
39%
Kaspi Deposit
21%
General Purpose Loans
1%
Car Finance
Payments
Marketplace
Fintech

Source Company data

Notes Data as of December 31, 2024

Kaspi.kz

Merchant services penetration

We are still in the early stages of developing a range of products for merchants

% 2024YoY
TPV +31%
Revenue +23%
GMV +44%
Revenue +64%
TFV +30%
Revenue +25%
% of 737K Active Merchants
95%
Merchant Aquiring Services
77%
Merchant Instant invoicing
17%
Kaspi B2B Payments
41%
m-Commerce
11%
e-Commerce
11%
Kaspi Delivery
7%
Kaspi Advertising
26%
Merchant & Micro Business Finance
10%
Kaspi Pay Business Deposit
Payments
Marketplace
Fintech

Source Company data

Notes Data as of December 31, 2024

Kaspi.kz

Our growth opportunity is also reinforced by Payments and Marketplace cohort analysis. Across all recent Payments cohorts, we continue to see strong TPV/consumer growth, as we add more opportunities to pay.

All Payments Platform cohorts continue to see strong growth

TPV per consumer grows as we add new opportunities to pay

TPV per consumer(1)

KZT

4000
3000
2000
1000
3 899K
2 957K
2 555K
2 234K
1 851K
1 761K
1 619K
1 366K
1 335K
1 233K
1 001K
920K
880K
791K
789K
542K
423K
403K
334K
315K
267K
year 0(2)
year 1
year 2
year 3
year 4
year 5

	year 1	year 2	year 3	year 4	year 5
2019	2.4x	4.8x	6.7x	8.8x	11.7x
2020	3.3x	5.0x	6.9x	9.6x	
2021	2.5x	3.9x	5.6x		
2022	2.4x	3.2x			
2023	2.3x				

Consumers(3)
13.6M

1.2M (9%)
1.6M (12%)
1.5M (11%)
2.0M (14%)
2.5M (19%)
2.1M (15%)
2.7M (20%)
65%
2023
2020
2022
2019
2024
2021
<=2018

Source Company data

Notes
1. Calculated as TPV for particular year cohort divided by respective cohort number of active consumers
2. Year 0 is the year in which a consumers of each cohort made first transaction, while year 1, 2, 3, 4, 5 refer to relevant subsequent years of each consumer cohort's life
3. Number of consumers of each cohort that were active consumers in current year

Kaspi.kz

The same is true for our Marketplace cohorts. In Marketplace 54% of consumers come from our five most recent annual cohorts, and we anticipate these cohorts will keep growing at above average rates as they catch up with more mature consumers, who themselves continue to see growing GMV/consumer. In Marketplace, we also see scope to keep adding new consumers.

Marketplace Platform cohorts continue to see strong growth

GMV per consumer grows as we add more shopping features

GMV per consumer[1]

KZT

1000
800
600
400
200
935K
918K
789K
678K
689K
602K
595K
529K
547K
462K
442K
432K
429K
439K
289K
257K
273K
254K
209K
188K
177K
year 0(2)
year 1
year 2
year 3
year 4
year 5

	year 1	year 2	year 3	year 4	year 5
2019	1.5x	2.5x	3.1x	3.9x	5.3x
2020	2.3x	2.8x	3.6x	4.8x	
2021	1.5x	2.1x	2.7x		
2022	1.8x	2.3x			
2023	1.7x				

Consumers[3]
8.1M

1.0M (12%)
0.8M (10%)
0.9M (12%)
1.1M (13%)
0.6M (7%)
0.6M (7%)
3.1M (38%)
54%
2023
2020
2022
2019
2024
2021
<=2018

Source Company data

Notes
1. Calculated as GMV for particular year cohort divided by respective cohort number of active consumers
2. Year 0 is the year in which a consumers of each cohort made first transaction, while year 1, 2, 3, 4, 5 refer to relevant subsequent years of each consumer cohort's life
3. Number of consumers of each cohort that were active consumers in current year

Kaspi.kz

Kaspi.kz FY 2024 Product Highlights

Update on e-Grocery, Kaspi Tours, Gift Cards, e-Cars, Kaspi Delivery, Business Deposit, Buy-Inventory-Now-Pay-Later & POS Register

In 2024 product innovation continued at speed, while early-stage products launched in previous years showed fast growth momentum.

Kaspi e-Grocery continues growing at a rapid rate. During 2024, e-Grocery GMV increased 97% year-over-year and active consumers reached around 858 thousand, up from 496 thousand in 2023.

In 2024, we opened another large dark store in Almaty, expanded the capacity of existing dark stores in Astana and Almaty and opened a dark store in Shymkent. In 2025, we expect to continue scaling volumes by expanding capacity at our existing dark stores. We also plan to enter 2 new cities.

e-Grocery GMV +97% YoY & 9.6 million purchases in FY'24

We expect to continue to scale in Kazakhstan's 3 largest cities & enter 2 new cities

	FY'23	FY'24
Active Consumers	496K	858K
Average Ticket size KZT	13K	14K

e-Grocery GMV KZT

+97%
68.7B
135.1B
FY'23
FY'24

e-Grocery # of purchases

+84%
5.2M
9.6M
FY'23
FY'24

9:41
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3 999 ₸
23 November - 30 November
23 November - 30 November
You previously ordered
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Healthy food
Dairy products and eggs
Vegetables and fruits
Deli
Meat and poultry
Fish and seafood
Bakery products
Pasta
Juice, water and drinks
Sweets and baking
Main
Catalogue
Favorites
Cart
My orders

Source Company data

Kaspi.kz

When we launched Kaspi Travel we initially offered flight bookings before subsequently adding rail ticketing. In 2023, we launched Kaspi Tours, our international vacation package marketplace. During FY 2024, Tours GMV accounted for 9% of Travel’s GMV.

Following the acquisition of Kolesa.kz in 2023, we prioritised scaling products tailored around the car vertical. Our e-Cars marketplace brings increased transparency for buyers and sellers of cars, while integration with our Payments, Fintech and GovTech Platforms makes all types of car related transactions more convenient.

Our car services address many touchpoints related to car ownership

We are creating digital services to improve user experience around car buying & ownership

e-Cars 3P | **Online Car Finance** | **Auto-parts** | **e-Cars 1P** | **Car Registration** | **Taxes** | **Driving License**

Cars
BMW 520
Toyota Camry
Mercedes-Benz S 450 4MATIC (sedan)
Car Loan
Car Loan for Hyundai Accent approved!
8 635 500 ₸
The cost of the car 9 090 000 ₸
Down payment 454 500 ₸
Monthly payment 280 716 ₸
Credit term 60 month
To buy a car:
Return to Kolesa.kz
Search
Autoparts
Add to cart
Toyota Camry, 2021
Kolesa.kz
Car inspection report
Features
Send for registration
Car Registration
Car registration on Kaspi.kz
Online registration
Payment guarantee
Cashless payment
How does it work?
Register a car
Car Tax
To be paid 10 350,00 ₸
Kaspi Gold 14 499,47 ₸
Spend Bonuses
To be paid ₸ 10,350.00
Fit your face in the frame
Cancel
Use photo

Shopping
FY'24

GovTech
FY'24

Source Company data

Kaspi.kz

e-Cars includes 1P & 3P car sales and an auto parts marketplace. e-Cars momentum was strong throughout the year and in 4Q 2024 GMV reached KZT239 billion. In 2025, digitalising the auto parts & accessories market is an important area of focus for us.

e-Cars GMV KZT785 billion equivalent to 28% of e-Commerce GMV

Our e-Cars Marketplace includes the sale of 1P & 3P cars & auto-parts

GMV
KZT
+62%
147B
239B
1Q'24
4Q'24

e-Cars
GMV breakdown
Cars
1P
Auto-parts
3P
5%
18%
FY'24
77%
Cars
3P

Source Company data

Kaspi.kz

In 4Q 2024, we launched digital Kaspi Gift Cards. Consumers design a personalised greeting and choose the amount of money they want to send. The recipient spends the proceeds on our Marketplace Platform. Kaspi Gift Cards are innovative way of driving Super App engagement and Marketplace purchases.

Digital Gift Cards launched in 4Q’24

Gift cards boost Super App engagement & drive higher Marketplace transactions

+407%
GMV
KZT
43M
147M
218M
+422%
# of purchases
8.9K
33.0K
46.6K
Oct’24
Nov’24
Dec’24

9:41
Search
Gift card for purchases at the Kaspi Shop
355 Reviews
5% Bonuses when paying with Kaspi Gold
Will be credited after purchasing the gift car
1. Choose a design
2. Choose an amount
5 000 ₸
10 000 ₸
20 000 ₸
30 000 ₸
9:41
From Aliya A.
Happy Birthday
Gift card for purchases at the Kaspi Shop
30 000 ₸
Unlimited validity

Source Company data

Kaspi.kz

In FY 2024, Kaspi Delivery handled 99 million orders, up 128% year-over-year. With scale in delivery, we can broaden the range of delivery services available and express delivery, which we launched in 2024, is now growing fast.

We delivered almost 100 million orders in 2024 +128% YoY

Our last mile network of Kaspi Postomats now exceeds 8,000

# of Orders Delivered

+128%
43M
99M
FY'23
FY'24

KASPI
POSTOMAT

8,032
Kaspi Postomats

POSTOMAT

84%
Free for buyer

Free

47%
Delivered in ≤ 2 days

Source Company data

Kaspi.kz

We started to roll out Kaspi Postomats in late-2021 and had 8,032 lockers by the end of 2024, accounting for more than 50% of e-Commerce deliveries. We are now planning for a total of over 9,000 Postomats by the end of 2025.

Along with delivery, advertising is another important e-Commerce value-added service. Our first advertising product allowed e-Commerce merchants to promote specific items and in 2024 we launched Brand Advertising. In 2024, 51,000 merchants and brands advertised with us.

Brand Advertising is our latest advertising product

Merchants can promote specific products & now brands can promote themselves

# of Active Merchants with Kaspi Ads

+42%
36K
51K
FY'23
FY'24

9:41
Advertising for brands
Advertising for brands
Display advertising in the Kaspi.kz application
SAMSUNG
Advantages
More than 14 million Kaspi.kz users
You choose the audience who will see your advertisement
You only pay for views
Create an advertising campaign
Search
Apple
0·0·3
Furniture
5% Bonuses
Shop
My Bank
Payments
Transfers
Travel
Government
Classifieds
Buy-Now-Pay-Later
Kaspi Red +
BNPL 0-0-4 up to 500 000 ₸
SAMSUNG
Main
Kaspi QR
Messages
Services

Source Company data

Kaspi.kz

We have long been the market leader in local currency consumer deposits but have never had a dedicated savings account for merchants. We launched Business Deposit for merchants in mid-August and by the end of 2024, already had 77K accounts and KZT149 billion in deposits. Our merchants earn a competitive rate of interest which is accrued daily and have immediate access to their money. Merchant deposits give us an additional source of funding.

Business Deposit for merchants launched in 3Q'24

We now have a dedicated deposit product for our merchants. Initial take-up impressive

Number of merchants with deposit

+288%
20K
77K
8M'24
FY'24

Merchant deposits
KZT

+443%
27B
149B
8M'24
FY'24

9:41
Savings account
Benefits
High annual effective interest rate up to 14% in tenge
Daily accrual of interest
Transfer to the Kaspi Pay Account at any time without losing interest
Conditions
Currency
Tenge
Interest rate
14%
Interest accrual
Daily
Term
1 month with automatic prolongation
Open a Savings account
9:41
Kaspi Pay Partner SP
Savings account
2 015 490 ₸
Actions
Info
Statement
Transfer
Between Kaspi Pay accounts
Top up
Close the deposit
9:41
Interest
Details of interest calculation
Interest accrual
2 015 490 ₸
+ 733 ₸
2 014 757 ₸
+ 732 ₸
2 014 025 ₸
+ 731 ₸
Savings account interest
+ 733 ₸
September 30, 2024, 09:45

Source Company data

Kaspi.kz

In November 2024, we launched Buy-Inventory-Now-Pay-Later (BINPL) for merchants. We pay the suppliers and merchants pay Kaspi.kz within 30 days.

Buy-Inventory-Now-Pay-Later launched in 4Q'24

We pay the suppliers & the merchant pays Kaspi.kz within 30 days

Buy-inventory-now-pay up to 30 days later

9:41
Buy inventory now and pay later
Advantages
30 days Buy inventory now and pay later plan 0%
Automatic repayment from your sales
How does this work?
Get the amount for Purchase in Buy inventory now and pay later
Pay for any number of purchases from suppliers within the approved amount
Get the amount for the purchases

Select amount

9:41
Buy inventory now and pay later
Select the amount for Buy inventory now and pay later
You can pay for multiple purchases within the approved amount
2 000 000 ₸
1 500 000 ₸
1 000 000 ₸
500 000 ₸
250 000 ₸
150 000 ₸
100 000 ₸
50 000 ₸
Continue

Set payment limit for an employee

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Specify the daily limit for employee Samira K.T.
You will be able to close or change your limit later
50
50 000 ₸
100
100 000 ₸
200
200 000 ₸
500
500 000 ₸
1 M
1 000 000 ₸
2 M
2 000 000 ₸
Renews automatically every day
Apply a limit of 100 000 ₸
Popular questions
Can someone other than me authorize payment from Kaspi Pay Account?
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Scan supplier's QR code & pay at delivery

9:41
Kaspi QR
Kaspi Pay Partner SP
Kaspi Gold
RED
Kaspi Red
0-0-12
Buy Now Pay Later

Source Company data

Kaspi.kz

Kaspi POS Register software integrates digital payments register with our POS network and allows merchants to process customer payments, record detailed sales data for each transaction and provide the necessary tax receipts digitally to consumers. We believe that through this service, we will be able to further develop a wider range of value-added services for merchants such as sales reports, customer trends, inventory management and others. Since its launch in 2023, 35% of our merchants have adopted POS Register.

Kaspi POS Register is already used by 35% of our merchants

POS Register enhances Kaspi Pay's offering. Merchants can create product catalogue, accept payments & issue tax invoices

	1Q'24	4Q'24
Share in total	18%	35%
# of Active Merchants with POS Register (+103%)	126K	257K
Total TPV through POS Register KZT (+196%)	409B	1.2T

Kaspi.kz
Kaspi POS Register
Calculator
Catalog
Search by name
Edit catalog
Vegetables and fruits
Deli
Meat and poultry
Fish and seafood
Bakery products
Eggs
Payment
Remotely
History
Refund

Source Company data

Kaspi.kz

Along with our deposit product, BINPL and advertising tools, Kaspi POS Register is another reason for merchants to transact and keep more of their funds with us.

Kaspi.kz 4Q & FY 2024 Financial Highlights

Bottom-line growth in-line with guidance

Revenue up 32% and net income up 25% YoY in FY 2024

During 4Q 2024, total revenue increased 28% year-over-year to KZT730 billion. For FY 2024, total revenue increased 32% to KZT2.5 trillion ($4.8 billion).

Our Payments Platform delivered strong and consistent top-line growth, due to the ongoing popularity of Kaspi Pay and B2B Payments. In Marketplace, momentum was led by e-Commerce. As we expected, GMV growth accelerated in the final quarter of the year. Marketplace revenue continues to benefit from value-added services growth, including Kaspi Delivery, Advertising and Classifieds. Healthy TFV origination over the last 12 months continued to translate into strong Fintech revenue growth in FY 2024, even with a lower yield year-over-year.

During 4Q 2024, our consolidated net income increased 28% year-over-year to KZT316 billion. For FY 2024, net income increased 25 % year-over-year to KZT1.1 trillion ($2.0 billion).

Payments Platform continues to deliver strong bottom-line growth and high profitability. Marketplace delivered the fastest profit growth of our three platforms, albeit at a lower rate than revenue growth due to growth in lower margin 1P e-Grocery and e-Cars. In Fintech, Cost of Risk was consistent with previous years and growth in funding costs moderated, contributing to profit growth accelerating in the second half of 2024.

Our faster growing and more profitable Payments and Marketplace Platforms accounted for 69% of consolidated net income, up from 66% in FY 2023. Today Kaspi.kz’s earnings profile is well diversified across our three core platforms.

Hepsiburada

We closed the acquisition of our 65.41% interest in Hepsiburada on 29 January 2025. Hepsiburada will be consolidated in Kaspi.kz’s accounts from this date.

An initial $600 million payment was made at closing, and we are required to make a further payment of $526.9 million no later than 6 months post-closing. We expect the total purchase price to be funded from our operating cash flow, with cash generated in 1H 2025 being used for the outstanding payment.

We have long sought an opportunity to scale our product expertise across a larger addressable market. Türkiye’s $172 billion retail market is approximately 4x the size of retail spending in Kazakhstan and its 85 million population expands our addressable population to over 100 million. As with Kazakhstan, structural factors, namely a young, urban population and high internet penetration are supportive for growth in digital services, while e-Commerce penetration is still relatively low.

As steps are being taken to normalize Türkiye’s macro-economic fundamentals, the consumer environment is expected to remain challenging in 2025. However, inflation is now moderating and forecast real GDP growth is >4%. Taken together, we think these factors make the country’s medium-term outlook increasingly attractive.

Hepsiburada is a strong e-Commerce platform with 12 million consumers. Having been hit hard by the post-Covid slowdown in e-Commerce, the company’s current management team has successfully returned the business to profitability. With Hepsiburada’s financials stabilizing, we believe its consumer facing platform is a strong launchpad from which to launch and scale innovative, best-in-class digital services. Across Türkiye we see no shortage of opportunities to design digital products that make life better for both consumers and merchants.

For the remainder of this year, we will prioritise putting in place the foundations of our international growth strategy, with the aim of ensuring an enlarged Kaspi.kz can deliver fast and sustainable profits growth for the long-term.

For 2025 our Kaspi.kz guidance excludes any impact from our business in Türkiye.

4Q 2024 & 1H 2025 Dividend

Our track record when it comes to returning excess cash to our shareholders is long established. However, ever since our IPO in London we have always said that our priority is to deliver sustainable profitable growth into the medium-term and that we will not hesitate to deploy our cash if the right growth opportunity arises. In Türkiye we now have a significant opportunity to create a substantially bigger business.

For 4Q 2024 and 1H 2025 Kaspi.kz’s current intention is not to pay a dividend. We will update on the potential to return excess cash to our shareholders during the second half of the year.

Payments Platform

Transactions up 33% and 40% YoY in 4Q & FY 2024

Consistently strong top & bottom-line growth

Revenue and net income up 23% and 24% YoY in FY 2024

Payments Platform facilitates transactions between merchants and consumers. Payments Platform is fundamental to high levels of Super App engagement.

In FY 2024, Payments Platform had 737,000 merchants and 13.6 million consumers.

During 4Q and FY 2024, transaction volumes increased 33% and 40% year-over-year respectively. Volumes keep growing quickly due to growth in Kaspi Pay transactions, rapid adoption of B2B Payments and the ongoing popularity of Household Bill Payments.

During 4Q 2024, TPV increased 30% year-over-year to KZT10.7 trillion. TPV growth below transactions growth reflects lower average ticket size year-over-year, as households use Payments Platform for more of their day-to-day transactions. For FY 2024, TPV increased 31% year-over-year to KZT37.2 trillion. Kaspi Pay QR and B2B Payments accounted for 71% and 5% of FY 2024 TPV respectively. We expect B2B Payments to continue growing faster than Payments TPV in 2025.

TPV +30% & +31% YoY in 4Q/FY'24

B2B Payments is the fastest growing component of TPV & we expect this to remain the case in '25

Take Rate
1.25%
1.16%
1.23%
1.18%
+30%
+31%
8.2T
10.7T
28.4T
37.2T
TPV
KZT
4Q'23
4Q'24
FY'23
FY'24

TPV breakdown

Household Bill Payments
B2B Payments
P2P Payments
17%
5%
7%
FY'24
71%
Kaspi QR & Card Transactions

Source Company data

Kaspi.kz

Payments Take Rate during 4Q 2024 was 1.16%, compared with 1.25% in 4Q 2023. Consistent with previous years, Take Rate declined slightly year-over-year, due to the rapid growth of lower take-rate Kaspi Pay QR and B2B payments. For FY 2024, Take Rate was 1.18% compared with 1.23% in 2023.

Payments Platform revenue increased 19% year-over-year to reach KZT166 billion during 4Q 2024. As interest rates declined, growth in interest revenue on current account balances was below transaction revenue growth. For FY 2024, Payments Platform revenue increased 23% year-over-year to reach KZT587 billion.

Payments Platform net income increased 22% year-over-year to KZT109 billion, during 4Q 2024. High Payments Platform profitability continues to reflect tight cost control and operational gearing. For FY 2024, Payments Platform net income increased 24% year-over-year to KZT382 billion.

Payments revenue +23% & net income +24% YoY

Tight cost control & operating gearing means strong top-line flows to the bottom-line

Revenue

KZT

+19%
+23%
140B
166B
479B
587B
4Q'23
4Q'24
FY'23
FY'24

Net Income

KZT

+22%
+24%
89B
109B
309B
382B
4Q'23
4Q'24
FY'23
FY'24

Source Company data

Kaspi.kz

In 2025, we currently expect Payments Platform TPV to increase around 15-20% year-over-year, reflecting robust consumer and merchant trends, partially offset by slowing inflation. We expect Payments Take Rate to continue moderating gradually, while interest revenue on current account balances will likely grow at a slower rate than transaction revenue. As usual, we expect to stay disciplined on costs.

Marketplace Platform

Purchases up 48% and 42% YoY in 4Q & FY 2024

Revenue growth ahead of GMV due to valued-added services

Revenue and net income up 64% & 41% YoY in FY 2024

Our Marketplace Platform comprising e-Commerce, m-Commerce and Kaspi Travel connects both online and offline merchants with consumers.

In FY 2024, Marketplace Platform had 8.1 million consumers.

During 4Q and FY 2024, Marketplace purchases increased 48% and 42% year-over-year respectively. All Marketplace services contributed to growth, led by e-Commerce including e-Grocery.

In 4Q 2024, Marketplace GMV increased 39% year-over-year to reach KZT1.9 trillion. In 2024 we held Juma in every quarter except the third and this led to an acceleration in quarter-on-quarter growth in 4Q 2024. For FY 2024, Marketplace GMV was up 44% year-over-year to reach KZT6.0 trillion.

Valued-added services revenue including Kaspi Delivery, Advertising and Classifieds contributed to a Marketplace Take Rate of 10.1% in 4Q 2024 and a significant increase to 9.7% during FY 2024. During the same periods in 2023, Take Rate was 10.1% and 9.2% respectively.

Marketplace GMV +39% & +44% YoY 4Q/FY'24. Take Rate 10.1% in 4Q'24

Advertising & delivery continue to boost Take Rate & represent around 1.7% of GMV

Take Rate (1)
10.1%
10.1%
9.2%
9.7%
+39%
+44%
1.3T
1.9T
4.2T
6.0T
GMV (2)
KZT
4Q'23
4Q'24
FY'23
FY'24

Marketplace GMV breakdown
Kaspi Travel
m-Commerce
8%
46%
FY'24
46%
e-Commerce

Source Company data

Notes
1. Take Rate is calculated based on GMV 3P only
2. Sum of GMV 3P and GMV 1P starting 1Q'23

In 4Q 2024, e-Commerce demand was extremely strong with orders up 127% year-over-year.

e-Commerce GMV increased 67% year-over-year to KZT870 billion. For FY 2024, orders and GMV increased 123% and 85% year-over-year respectively, with e-Commerce GMV reaching KZT2.8 trillion.

e-Grocery GMV accounted for 5% of e-Commerce GMV in FY 2024. e-Cars, which is an important focus area for us, accounted for 28% of e-Commerce GMV over the same period, while the remaining 67% of e-Commerce GMV is attributable to general goods GMV.

e-Commerce’s Take Rate increased to 11.6% and 11.3% in both 4Q and FY 2024 from 11.5% and 11.0% in the same periods in 2023.

e-Commerce GMV +67% & +85% in 4Q/FY'24

e-Commerce growth supported by migration of merchants from m-Commerce

Take Rate[2]
11.5%
11.6%
11.0%
11.3%
e-Commerce GMV
KZT
+67%
+85%
522B
870B
1.5T
2.8T
e-Commerce
# of purchases[1]
+127%
+123%
15.4M
35.0M
45.3M
101.0M
4Q'23
4Q'24
FY'23
FY'24

e-Commerce GMV breakdown

e-Grocery
e-Cars[3]
5%
28%
FY'24
67%
General Goods

Source Company data

Notes
1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. e-cars consists of Cars GMV 1P (KZT 43 bn) and GMV 3P (KZT 741 bn) related to Cars and auto parts for FY'2024

Kaspi.kz

During 4Q and FY 2024, m-Commerce purchases increased 9% and 10% year-over-year respectively. m-Commerce’s ticket size is highly sensitive to promotional campaigns which boost m-Commerce GMV growth. During 4Q 2024 and FY 2024 GMV growth increased 21% and 19% year-over-year to KZT869 billion and KZT2.7 trillion respectively. m-Commerce’s Take Rate increased by 40 bps and 50 bps year-over-year to 9.4% and 9.1% for the 4Q 2024 and FY 2024 respectively.

Kaspi Travel’s GMV increased 30% year-over-year to KZT117 billion during 4Q 2024. Kaspi Travel Take Rate increased by 40 bps year-over-year to 5.0%, due to growth in Kaspi Tours. For FY 2024, Kaspi Travel’s GMV increased 34% year-over-year to KZT471 billion, with the Take Rate up to 4.6% from 4.3% during the same period in 2023. Kaspi International package holidays accounted for 9% of Travel’s GMV in FY 2024 and should help Travel’s GMV growth remain strong in 2025.

With Marketplace Take Rate up year-over-year, 4Q 2024 Marketplace revenue grew significantly faster than Marketplace GMV and was up 43% year-over-year to KZT235 billion. For FY 2024, Marketplace revenue increased 64% year-over-year to KZT733 billion.

During 4Q 2024, Marketplace net income reached KZT116 billion, representing a 32% increase year-over-year. For FY 2024, Marketplace net income increased 41% year-over-year to KZT348 billion.

Marketplace Platform revenue +64% & net income +41% YoY

Marketplace is our fastest growing platform

Revenue
KZT
+43%
+64%
165B
235B
448B
733B
4Q'23
4Q'24
FY'23
FY'24

Net Income
KZT
+32%
+41%
87B
116B
248B
348B
4Q'23
4Q'24
FY'23
FY'24

Source Company data

Kaspi.kz

In 2025, we currently expect Marketplace GMV to increase between 25-30% year-over-year, with strong momentum across all products but especially e-Commerce. The quarterly timing of Kaspi Juma events in 2025 is expected to mirror 2024. We expect revenue will be boosted by the growth of Kaspi Delivery and Kaspi Advertising.

Fintech Platform

TFV up 30% & average savings up 27% YoY in FY 2024

TFV origination growing fast YoY & 2H 2024 acceleration in net income growth

Revenue up 25% YoY & net income up 12% FY 2024

Our Fintech Platform provides consumers with BNPL, finance and savings products, and provides merchants with merchant lending and deposits.

We finished 2024 with 6.4 million loan consumers and 5.7 million deposit consumers.

During 4Q 2024, TFV increased 21% year-over-year, to reach KZT2.9 trillion. For FY 2024, TFV increased 30% year-over-year, to reach KZT10.3 trillion. TFV growth was strong throughout the year.

Lower risk, small ticket Buy-Now-Pay-Later (BNPL) loans accounted for 44% of TFV in FY 2024, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product in terms of share of TPV, accounting for 17% of TFV during FY 2024. Car financing integrated with Kolesa.kz has also seem fast growth and, along with BNPL, we expect that Fintech products integrated with Marketplace should continue to see their share of TFV increase.

TFV origination at healthy levels 21% & +30% YoY in 4Q/FY'24

Merchant & Micro Business Finance and BNPL are our fastest growing Fintech products

TFV to Average Net Loan Portfolio Conversion Rate
2.2x
2.1x
+21%
+30%
2.4T
2.9T
7.9T
10.3T
TFV
KZT
4Q'23
4Q'24
FY'23
FY'24

TFV breakdown
Merchant & Micro Business Finance
Car Finance
5%
17%
FY'24
44%
34%
General purpose
Buy Now Pay Later

Source Company data

Kaspi.kz

Our average net loan portfolio increased by 37% year-over-year, to KZT5.5 trillion in 4Q 2024 and 38% to KZT4.9 trillion in FY 2024. Our deposit base is now growing at a slower rate than our loan portfolio. In 4Q 2024, average savings increased by 23% year-over-year to KZT6.2 trillion. For FY 2024, average savings increased by 27% year-over-year to KZT5.7 trillion. Our loan to deposit ratio increased to 88% in 2024 up from 78% in 2023.

Fintech yield was 6% during 4Q 2024 and 24% for FY 2024 down from 26% in FY 2023.

During 2024, our cost of risk was 2.1%, with credit quality strong and consistent with previous years. Our NPL ratio of 5.4% is broadly stable compared with 5.5% at the end of FY 2023.

Fintech revenue increased by 26% year-over-year to reach KZT352 billion during 4Q 2024. Fintech revenue growth is benefitting from healthy levels of origination over the year, albeit with yield down year-over-year due to long-run changes in product mix. For FY 2024, Fintech revenue increased by 25% year-over-year to reach KZT1.3 trillion.

In 4Q 2024, Fintech’s net income increased by 28% year-over-year to KZT91 billion. We reduced our deposit rate in February 2024 and with our loan to deposit ratio moving up, this contributed to a significant acceleration in Fintech profitability growth in the second half and particularly in the fourth quarter of the year. For FY 2024, Fintech’s net income increased 12% year-over-year to KZT327 billion.

Fintech Platform revenue +25% & net income +12% YoY

Fintech profitability growth improved in 2H'24 inline with our guidance

Revenue

KZT

+26%
+25%
279B
352B
1.0T
1.3T
4Q'23
4Q'24
FY'23
FY'24

Net Income

KZT

+28%
+12%
71B
91B
292B
327B
4Q'23
4Q'24
FY'23
FY'24

Source Company data

Kaspi.kz

In 2025, we currently expect Fintech Platform TFV to increase around 15-20% year-over-year, reflecting strong underlying customer demand and a stable economic backdrop. The adoption of merchant financing will be an important determinant of TFV momentum. As in previous years, we expect slight yield reduction year-over-year. With the cost of funding now likely to remain higher for longer this will likely mean Fintech’s bottom-line growth lags behind top-line growth.

2024 & 2025 Full Year Guidance

We closed our investment to acquire a controlling interest in Hepsiburada less than one month ago. For 2025 we are providing Kaspi.kz consolidated guidance excluding any impact from our business in Türkiye.

25% bottom-line growth in 2024 inline with guidance

		2024A	2024 YoY	2024 Guidance[1]	Comments
Marketplace	Revenue	KZT 733B	+64% YoY Growth	Around 65% YoY Growth	• Purchases +42% & GMV +44% YoY. Take-Rate up 50bps • e-Commerce stand out GMV growth +85% • VAS added 170 bps to Marketplace Take-Rate • 3P e-Car's grew faster than expected (lower revenue contribution) and cannibalised 1P e-Car sales (higher revenue) • NI growth the fastest of our 3 platforms
	Net Income	KZT 348B	+41% YoY Growth	Around 40% YoY Growth	
Payments	Revenue	KZT 587B	+23% YoY Growth	Around 20% YoY Growth	• Purchases +40% and TPV +31% YoY • Interest revenue low growth due to lower interest rates • As in previous years, Take-rate continues to decline as Kaspi Pay & B2B outperform • Tight cost control & operational gearing as usual
	Net Income	KZT 382B	+24% YoY Growth	Around 25% YoY Growth	
Fintech	Revenue	KZT 1.3T	+25% YoY Growth	Around 20% YoY Growth	• TFV +30% YoY led by BNPL and Merchant & micro business finance • Yield down 200bps YoY due to mix • Cost of Risk & credit trends stable • Lower funding costs boosted profitability in 2H
	Net Income	KZT 327B	+12% YoY Growth	Around 15% YoY Growth	
	Net Income	KZT 1.1T	+25% YoY Growth	Around 25% YoY Growth	• In line with guidance provided in Feb'24

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."

Kaspi.kz

FY 2025 guidance[1]: We're simplifying our approach

	2024A	2025 Guidance (excluding Türkiye)	Strategic priorities
GMV	KZT 6.0T	25% - 30% YoY Growth	• GMV growth again powered by e-Commerce
TPV	KZT 37.2T	15% - 20% YoY Growth	• Robust TPV growth led by Kaspi Pay and B2B
TFV	KZT 10.3T	15% -20% YoY Growth	• Robust TFV growth from BNPL, Merchant & micro business financing & car financing
Net Income	KZT 1.1T	Around 20% YoY Growth	• Another year of strong bottom-line growth for Kaspi.kz in Kazakhstan

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."

Kaspi.kz

4Q 2024 & FY 2024 Financial Results Conference Call

Monday, 24th February 2025 at 8.00am EST (1pm GMT, 6.00pm Astana time).

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=ba8cfc64&confId=77130

You will receive access details via email.

Kaspi.kz consolidated financial statements

Consolidated Income Statement

	4Q 2023, KZT MM	4Q 2024, KZT MM	FY 2023, KZT MM	FY 2024, KZT MM	FY 2024, USD MM
Revenue	**570,793**	**730,351**	**1,913,490**	**2,532,156**	**4,822**
growth, %	-	***28%***	-	***32%***	-
Net Fee Revenue	305,680	367,631	987,967	1,275,125	2,428
Interest Revenue	230,912	308,911	833,516	1,082,668	2,062
Retail Revenue	31,674	47,918	68,807	163,134	311
Other gains (losses)	2,527	5,892	23,200	11,229	21
Costs and operating expenses	**(269,652)**	**(346,759)**	**(891,486)**	**(1,249,867)**	**(2,380)**
growth, %	-	***29%***	-	***40%***	-
% of revenue	***47.2%***	***47.5%***	***46.6%***	***49.4%***	-
Interest Expenses	(133,579)	(164,595)	(478,010)	(616,116)	(1,172)
Transaction Expenses	(7,392)	(8,076)	(27,470)	(29,494)	(56)
Cost of Goods Sold and Services	(58,271)	(91,711)	(166,356)	(303,858)	(579)
Technology & product development	(28,578)	(29,341)	(88,657)	(109,553)	(209)
Sales and marketing	(8,089)	(12,933)	(21,891)	(43,990)	(84)
General and administrative expenses	(11,274)	(10,441)	(29,468)	(32,899)	(63)
Provision expense	(22,469)	(29,663)	(79,634)	(113,957)	(217)
New income before tax	**301,141**	**383,592**	**1,022,004**	**1,282,289**	**2,442**
growth, %	-	***27%***	-	***25%***	-
margin, %	***52.8%***	***52.5%***	***53.4%***	***50.6%***	-
Income tax	(53,148)	(67,191)	(173,234)	(225,455)	(429)
Net income	**247,993**	**316,401**	**848,770**	**1,056,834**	**2,013**
growth, %	-	***28%***	-	***25%***	-
margin, %	***43.4%***	***43.3%***	***44.4%***	***41.7%***	-

Source Company data

Kaspi.kz

Consolidated Balance Sheet

	31-Dec-2023, KZT MM	31-Dec-2024, KZT MM	31-Dec-2024, USD MM
Cash and cash equivalents	820,466	619,470	1,180
Mandatory cash balances with NBK	47,110	57,307	109
Due from banks	30,683	37,908	72
Investment securities and derivatives	1,377,772	1,506,831	2,870
Loans to customers	4,235,957	5,746,600	10,944
Property, equipment and intangible assets	174,346	269,289	513
Other assets	135,598	139,696	266
Total assets	**6,821,932**	**8,377,101**	**15,954**
Due to banks	154	24,474	47
Customer accounts	5,441,456	6,561,950	12,497
Debt securities issued	99,468	51,050	97
Other liabilities	115,272	104,350	199
Subordinated debt	62,369	62,416	119
Total liabilities	**5,718,719**	**6,804,240**	**12,959**
Issued capital	130,144	130,144	248
Treasury shares	(152,001)	(151,521)	(289)
Additional paid-in-capital	506	506	1
Revaluation reserve of financial assets and other reserves	9,719	41,026	78
Share-Based Compensation reserve	34,810	31,774	61
Retained earnings	1,054,945	1,465,295	2,790
Total equity attributable to Shareholders of the Company	1,078,123	1,517,224	2,889
Non-controlling interests	25,090	55,637	106
Total equity	**1,103,213**	**1,572,861**	**2,995**
Total liabilities and equity	**6,821,932**	**8,377,101**	**15,954**

Source Company data

Kaspi.kz

Segment Revenue & Net Income

KZT mm	4Q'23	4Q'24	FY'23	FY'24
Results of Operations—Segments:				
Payment revenue	139,670	165,804	478,684	587,097
Marketplace revenue	164,657	234,947	448,223	732,943
Fintech revenue	278,729	352,136	1,026,721	1,281,827
Payment net income	89,370	109,412	308,901	381,607
Marketplace net income	87,481	115,639	247,955	348,400
Fintech net income	71,142	91,350	291,914	326,827

Source Company data

Kaspi.kz

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

In January 2025, we acquired a 65.41% stake in Hepsiburada, a leading e-commerce technology platform in Türkiye.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

Use of Key Financial & Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies.

(1) Average Monthly Active Users (MAU) is the monthly average number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(2) Average Daily Active Users (DAU) is the monthly average of the daily number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(3) Average DAU to Average MAU ratio is the ratio of Average DAU to Average MAU for the same period.

(4) Monthly Transactions per Active Consumer is the ratio of the total number of transactions for the prior 12 months to the total number of active consumers (the total number of consumers which have used any of our products or services at least once during the prior 12 months), divided by 12.

(5) Active Merchants is the total number of merchant stores that completed at least one sale of goods or services, or a transaction to or with a consumer, during the prior 12 months.

(6) Total Payment Value (TPV) is the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.

(7) Payments Take Rate is the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period.

(8) Payments Active Consumers is the total number of consumers that completed at least one transaction within Payments during the prior 12 months.

(9) Payments Transactions is the total number of TPV transactions.

(10) Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable).

(11) Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.

(12) Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.

(13) Marketplace Take Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV.

(14) e-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023 and e-cars GMV starting October 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV.

(15) e-Commerce Take Rate is the ratio of fee revenue generated in the e- Commerce business of Marketplace to e-Commerce 3P GMV.

(16) e-Grocery Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Grocery business of Marketplace.

(17) e-Grocery Active Consumers is the total number of consumers that completed at least one purchase within the e-Grocery business of Marketplace during the prior 12 months.

(18) e-Grocery Purchases is the total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace.

(19) e-Cars Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Cars business of Marketplace.

(20) e-Cars Take Rate is the ratio of fee revenue generated in the e-Cars business of Marketplace to e-Cars 3P GMV.

(21) m-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the m-Commerce business of Marketplace.

(22) m-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the m-Commerce business of Marketplace during the prior 12 months.

(23) m-Commerce Purchases is the total number of goods or services purchase transactions made by consumers within the m-Commerce business of Marketplace.

(24) m-Commerce Take Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.

(25) Kaspi Travel Gross Merchandise Value (GMV) is the total transaction value of services sold within the Kaspi Travel business of Marketplace.

(26) Kaspi Travel Active Consumers is the total number of consumers that completed at least one purchase within the Kaspi Travel business of Marketplace during the prior 12 months.

(27) Kaspi Travel Purchases is the total number of services purchase transactions made by consumers within the Kaspi Travel business of Marketplace.

(28) Kaspi Travel Take Rate is the ratio of fee revenue generated in the Kaspi Travel business of Marketplace to Kaspi Travel GMV.

(29) Total Finance Value (TFV) is the total value of loans to customers issued and originated within Fintech for the period indicated.

(30) Fintech Active Consumers (loans) is the total number of consumers that received at least one financing product within Fintech during the prior 12 months.

(31) Fintech Active Consumers (deposits) is the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months.

(32) Average Net Loan Portfolio is the average monthly balance of the Fintech net loan portfolio for the respective period.

(33) Fintech Yield is the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio.

(34) TFV to Average Net Loan Portfolio Conversion Rate is TFV for the prior 12 months divided by Average Net Loan Portfolio for the same period.

(35) Average Savings is the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period.

(36) Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period.

(37) e-Commerce Purchases is the total number of goods or services purchase transactions completed by consumers within the e-Commerce business of Marketplace.

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT525.11 per $1 as of 31 December 2024.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2024 and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.